                             EXHIBIT 12

                                     COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the nine months ended September 30,
(dollar amounts in thousands)	2004	2003

EARNINGS
Pre-tax income	$18,923	$(75,764)
Fixed charges	9,923	7,928

Total	$28,846	$(67,836)

FIXED CHARGES
Interest expense and amortization of debt discount
and premium on all indebtedness	$8,872	$6,936
Interest portion of rental expenses	1,051	992

Total fixed charges	$9,923	$7,928

Ratio of earnings to fixed charges	2.9 x	(a )

(a) Earnings were insufficient to cover fixed charges by $75.8 million for the nine months ended September 30, 2003.

35